SCHEDULE 13D

(Rule 13d-101)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Buckeye GP Holdings L.P.
(Name of Issuer)
Common Units representing limited partner interests, no par value
(Title of Class of Securities)
118167105
(CUSIP Number)
John A. Tisdale
BGH GP Holdings, LLC
c/o ArcLight Capital Partners, LLC, 200 Clarendon Street, 55th Floor, Boston, MA 02117
Telephone: (617) 531-6316
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 10, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	118167105

1.	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) BGH GP Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		17,510,907 (See Note 1)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,830

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		17,510,907 (See Note 1)

WITH	10.	SHARED DISPOSITIVE POWER

2,830

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,513,737 (See Note 1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

Approximately 61.9% (See Notes 1 and 2)

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO (Limited Liability Company)
Note 1: Includes 509,141 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4).
Note 2: Based on 27,774,016 Common Units and 525,984 Management Units (convertible on a one-to-one basis into Common Units as described in Item 4) outstanding as of June 10, 2010.

CUSIP No.	118167105
     This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) of BGH GP Holdings, LLC (the “Reporting Person”) amends and supplements the Schedule 13D originally filed by the Reporting Person and others on April 13, 2007, which Schedule 13D was amended and supplemented by Amendment No. 1 to Schedule 13D filed by the Reporting Person on October 21, 2008. This Amendment No. 2 relates to common units (“Common Units”) and management units convertible on a one-for-one basis into Common Units (“Management Units”) of Buckeye GP Holdings L.P., a Delaware limited partnership (the “Issuer”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     This schedule is being filed by:
          BGH GP Holdings, LLC, a Delaware limited liability company
          c/o ArcLight Capital Partners, LLC
          200 Clarendon Street, 55th Floor
          Boston, Massachusetts 02117
     The Reporting Person was formed to acquire and own the general partner of the Issuer and limited partner interests in the Issuer.
     Certain information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.
     Neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the persons listed on Schedule A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Merger Agreement
     On June 10, 2010, the Issuer, Buckeye Partners, L.P., a Delaware limited partnership (“BPL”), Grand Ohio, LLC, a Delaware limited liability company and wholly owned subsidiary of BPL (“MergerCo”), Buckeye GP LLC, a Delaware limited liability company, and MainLine Management LLC, a Delaware limited liability company (the “Issuer GP”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) providing for the merger of MergerCo with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a subsidiary of BPL, upon the terms and subject to the conditions set forth in the Merger Agreement. Holders of the Common Units and Management Units will receive 0.705 common units representing limited partner interests of BPL (the “BPL Units”) in exchange for each Common Unit and Management Unit.
     The Merger Agreement is subject to customary closing conditions, including, among other things, (i) approval by the affirmative vote of the holders of a majority of the BPL Units outstanding and entitled to vote at a meeting of the holders of the BPL Units, (ii) approval by the (a) affirmative vote of holders of a majority of the Common Units and (b) affirmative vote of holders of a majority of the Common Units and Management Units, voting together as a single class, (iii) receipt of applicable regulatory approvals, (iv) the effectiveness of a registration statement on Form S-4 with respect to the issuance of the BPL Units in connection with the Merger, (v) approval for listing the BPL Units to be issued in connection with the Merger on the New York Stock Exchange and (vi) the execution of BPL’s Amended and Restated Agreement of Limited Partnership substantially in the form attached as Annex B to the Merger Agreement.

CUSIP No.	118167105
     A copy of the Merger Agreement is incorporated herein by reference as Exhibit 1 hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 1.
     Pursuant to the Merger Agreement, upon consummation of the Merger, the First Amended and Restated Agreement of Limited Partnership of the Issuer will be amended and restated as set forth in Annex A to the Merger Agreement.
     Upon consummation of the Merger, the Common Units will be delisted from the New York Stock Exchange.
Support Agreement
     Also on June 10, 2010, BPL and the Reporting Person, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (collectively, the “Unitholders” and, individually, a “Unitholder”) entered into a Support Agreement (the “Support Agreement”). Under the Support Agreement, the Unitholders irrevocably and unconditionally agreed, at any meeting relating to the Merger or a competing acquisition proposal, to:
•	appear at each meeting or otherwise cause its Common Units and Management Units to be counted as present for quorum purposes; and

•	vote (or cause to be voted), in person or by proxy, or deliver a written consent covering all of the Common Units and Management Units (i) in favor of the approval and adoption of the Merger Agreement, approval of the Merger and any other related action; (ii) against any action that would result in a breach of the obligations or representations and warranties of the Issuer or the Issuer GP under the Merger Agreement; (iii) against any other acquisition proposal; and (iv) against any action designed to delay or interfere with the Merger or the other transactions contemplated by the Merger Agreement.
     In addition, each Unitholder irrevocably appointed as its proxy and attorney-in-fact, as the case may be, Keith St.Clair and William Schmidt, in their respective capacities as officers of BPL and its general partner, and any individual who shall succeed to any such person, as the case may be, and any other person designated in writing by BPL or its general partner, to vote or execute written consents as described above. The Support Agreement will remain in effect until the earliest of: (i) the effective time of the Merger; (ii) a change in recommendation with respect to the Merger by the board of directors of the Issuer GP, (iii) the termination of the Merger Agreement; or (iv) the written agreement of the parties to the Support Agreement to terminate. A copy of the Support Agreement is incorporated herein by reference as Exhibit 2 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 2.
Registration Rights Agreement
     Also on June 10, 2010, BPL and the Unitholders entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which BPL is obligated to file a registration statement covering the potential sale of BPL Units issued to the Unitholders in the Merger. In addition, the Registration Rights Agreement gives the Unitholders piggyback registration rights under certain circumstances. The Registration Rights Agreement also includes provisions dealing with indemnification and contribution and allocation of expenses. A copy of the Registration Rights Agreement is incorporated herein by reference as Exhibit 3 hereto and the description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to Exhibit 3.
     Except as described herein, the Reporting Person has not formulated any plans, proposals or otherwise that relate to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.	118167105
Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) - (b) The Reporting Person is the beneficial owner of 17,007,426 Common Units (including 2,830 Common Units owned by the Issuer GP, which is wholly owned by the Reporting Person) and 509,141 Management Units (together representing approximately 61.9% of the Common Units and Management Units outstanding as of May 3, 2010). To the knowledge of the Reporting Person, except as disclosed in the Form 10-K filed by the Issuer for the fiscal year ended December 31, 2009, no Common Units or Management Units are beneficially owned by any of the persons listed on Schedule A.
     (c) No transactions in Common Units or Management Units were effected by the Reporting Person, or to its knowledge, by any of the persons listed on Schedule A, during the past 60 days.
     (d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of distributions from, or the power to direct the receipt of proceeds of the sale of, the Common Units and Management Units owned by the Reporting Person.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
     The information set forth under Items 4 and 5 and the agreements set forth as Exhibit 1, 2 and 3 attached hereto are incorporated in this Item 6 by reference. As described in Item 4, the Reporting Person anticipates that a wholly owned subsidiary of BPL will merge with and into the Issuer, with the Issuer continuing as the surviving entity and a subsidiary of BPL. Other than the Merger Agreement and the Support Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or, to the knowledge of the Reporting Person, any person listed on Schedule A, on the one hand, and any other person, on the other hand, with respect to the securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies on the other hand.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 1	Agreement and Plan of Merger, dated June 10, 2010, by and among Buckeye Partners, L.P., Buckeye GP LLC, Buckeye GP Holdings L.P., MainLine Management LLC and Grand Ohio, LLC (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010 ).

Exhibit 2	Support Agreement, by and among Buckeye Partners, L.P., BGH GP Holdings, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010 ).

Exhibit 3	Registration Rights Agreement, by and among Buckeye Partners, L.P., BGH GP Holdings, LLC, ArcLight Energy Partners Fund III, L.P., ArcLight Energy Partners Fund IV, L.P., Kelso Investment Associates VII, L.P. and KEP VI, LLC (incorporated by reference to Exhibit 10.2 to

CUSIP No.	118167105

the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 11, 2010 ).

CUSIP No.	118167105
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: June 14, 2010.

BGH GP HOLDINGS, LLC
By:	/s/ John A. Tisdale
John A. Tisdale
Attorney-in-Fact

CUSIP No.	118167105
Schedule A
Board of Directors and Executive Officers of BGH GP Holdings, LLC
Daniel R. Revers
c/o ArcLight Capital Partners, LLC
200 Clarendon Street, 55th Floor
Boston, MA 02117
Principal Occupation: Director; Managing Partner, ArcLight Capital Partners, LLC
Citizenship: USA
Robb E. Turner
c/o ArcLight Capital Partners, LLC
152 West 57th Street, 53rd Floor
New York , NY 10019
Principal Occupation: Director; Senior Partner, ArcLight Capital Partners, LLC
Citizenship: USA
Frank J. Loverro
c/o Kelso & Company
320 Park Avenue
New York, NY 10022
Principal Occupation: Director; Managing Director, Kelso & Company
Citizenship: USA
Christopher L. Collins
c/o Kelso & Company
320 Park Avenue
New York, NY 10022
Principal Occupation: Director; Managing Director, Kelso & Company
Citizenship: USA
Forrest E. Wylie
c/o MainLine Management LLC
Five TEK Park, 9999 Hamilton Blvd.
Breinigsville, Pennsylvania 18031
Principal Occupation: Director and Officer; Chief Executive Officer, MainLine Management LLC
Citizenship: USA